March 10, 2006

Filed via EDGAR and

Delivered via FedEx

Mr. Mark Kronforst and

Ms. Christine Davis

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:          Authentidate Holding Corp.

Form 10-K for fiscal year ended June 30, 2005

Form 10-Q for fiscal quarter ended September 30, 2005

File No. 000-20190

Confidential Treatment of Certain Portions of this
Letter is Requested by Authentidate Holding Corp.

pursuant to 17 C.F.R. 200.83

Dear Mr. Kronforst and Ms. Davis:

As you know, we are counsel to Authentidate Holding Corp. We are in receipt of your letter dated January 11, 2006 concerning comments to the above-referenced SEC filings of Authentidate Holding Corp. (“Authentidate” or the “Company”). This letter sets forth Authentidate’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your January 11, 2006 letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-11

Comment 1:   We have read your response to prior comment number 5. Please tell us more about the products or services for which VSOE has been established in this manner. For each such product or service, indicate when you first began recognizing revenue and when separate sales were subsequently made.

Response

Rule 83 Confidential Treatment Request by

Authentidate Holding Corp. No. AHC-001

[***]. The reason the Company included the statement that “or based on the fair value of each element if they are not sold separately” in the last sentence of its revenue recognition policy was to cover instances, if any, contemplated in Item 2 of Paragraph 10 of SOP 97-2. [***](1)

Comment 2:  Your response to prior comment number 6 indicates that you recognize revenue from contracts that include transaction based elements “over the estimated life of the contract.”  Please clarify for us the pattern of revenue recognition (e.g., ratable, proportional performance, etc.) and explain how you determine the estimated life of each contract. As part of your response, explain the impact of the carryover provisions on the pattern of recognition.

Response

Rule 83 Confidential Treatment Request by

Authentidate Holding Corp. No. AHC-002

The Company charges those customers with carryover provisions in their contracts for hosting services, support and transaction usage. The hosting and support charges are recognized monthly over the contract term, generally one year, and the transaction charges are recognized as such transactions are used. [***] These carryover balances are recognized during the renewal term, generally one year, as transactions are used. [***](2) As the market has developed for this product, the Company has moved solely to a transaction based pricing model and will recognize revenue from such customers based on usage.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 1. Financial Statements

Consolidated Statements of Operations, page 4

Comment 3:  Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted. In addition, tell us how you considered the disclosure requirements of Section F of the SAB.

Response

Rule 83 Confidential Treatment Request by

Authentidate Holding Corp. No. AHC-003

In accordance with SAB 107, the Company relied on FAS 123R to form its disclosures on our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 (the “September 10-Q”).

(1)   The Company requests that the information contained in Confidential Treatment Request No. AHC-001 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

(2)   The Company requests that the information contained in Confidential Treatment Request No. AHC-002 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Specifically, the Company relied on paragraphs 64, 65, 84 and A240-242 of FAS 123R. Please refer to Footnote 3 of the Company’s September 10-Q. As required by paragraph 64, the Company disclosed the “nature and terms of such arrangements”. In the first paragraph, the Company discusses that there are two stock based plans, an Employee Stock Option Plan and a Director Stock Option Plan. Also under paragraph 64(a), the Company is required to disclose the potential effects of those plans on the shareholders. As shown in the chart in Footnote 3 of the September 10-Q, the Company discloses the net loss with the option expense in the current year and the pro forma loss of the prior year. The Company also discloses the earnings per share pro forma results of the prior year compared to the current year. The chart also discloses the effect of the stock option expense on the net loss.

With regard to paragraph 64(c), the Company disclosed that it uses the Black- Scholes method for valuing options. See paragraph 2 of Footnote 3 of the September 10-Q. Paragraph 64(d) states that the Company should show the “cash flow effects resulting from the share-based payment arrangements.” In paragraph 3 of Footnote 3 to the September 10-Q, the Company discloses that there was no effect on cash flows as the Company “did not realize any tax benefits from the stock options during the three months ended September 30, 2005.”

Paragraph 65 of FAS 123R concerns “goods or services other than employee share-based payment transactions.” As the Company did not acquire any goods or services from third parties in a share-based payment transaction during the quarter, this section does not apply. The only share-based arrangements the Company made during the quarter ended September 30, 2005 were related to the employee stock option plan and the director stock option plan, as described in the first sentence of Footnote 3 to the September 10-Q.

Further, paragraph 84 states that the Company must disclose the effect of the application of FAS 123R on loss from continuing operations, loss before income taxes, net loss and on cash flows. The Company disclosed the stock option expense of $653,000 in its Statement of Operations, on page 6 of the September 10-Q. In addition, pursuant to paragraph 84, the Company included a tabular presentation at the end of Footnote 3 in the September 10-Q.

Paragraphs A240–242 of FAS 123R detail certain additional specific information that is required to be disclosed on an annual basis and in the first quarter of adoption. [***]

Accordingly, the Company made enhanced disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005.

Regarding the Company’s consideration of Section F of SAB 107 relating to disclosure of the stock option expense on the Statement of Operations, the Company relied on FAS123R concerning disclosure of the effect of the expense on the Statement of Operations. Paragraph 84 of FAS 123R states “in the period that this Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share.”   The Company believed that it had complied with FAS 123R by detailing the specific stock option expense on its Statement of Operations, thus allowing the reader to determine what the loss of operations and net loss was, with and without stock option expense. [***] Accordingly, the Company made enhanced disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005.

The response to Section F of SAB 107 states that “The staff believes Company G should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to employees. The staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements.” [***](3) Accordingly, in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, the Company (a) included the stock option expense in the related expense categories instead of listing it as a separate line item and (b) detailed the total effect stock option expense had on the Statement of Operations as well as each expense category in the footnotes to the financial statements.

The Company will continue to follow Staff's guidance regarding FAS 123R and SAB 107 in its future filings with the Commission.

Consolidated Statements of Cash Flow, page 5

Comment 4:  Please explain to us how you determined the classification of cash flows related to your short-term restricted cash balances and refer to the authoritative literature that supports that classification.

(3)   The Company requests that the information contained in Confidential Treatment Request No. AHC-003 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Response

Restricted cash in the amount of $514,634 is invested in interest bearing restricted money market accounts between June 30, 2005 and September 30, 2005. In presenting this restricted cash as investing activities, the Company considered several areas of guidance. SEC Practice\10, Accounting Topics and the SEC Interpretations and Guidance, Statements of Cash Flow paragraph 2, states that “the SEC staff summarized issues regularly commented on in the statements of cash flows was as follows . . . restricted cash should be separately disclosed from cash and cash equivalents on the face of the Balance Sheet and should not be included in the cash total in the Statement of Cash Flows”. The Company therefore disclosed the $514,634 as Cash Used in Investing Activities on the Statement of Cash Flows.

Further, FAS 95 (paragraph 14) states, “generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.”   In addition, paragraph 17 (subparagraph c) of FAS 95 states that “Cash Outflows for Investing Activities are “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets.”

The Company’s investment in interest bearing money market accounts is very similar to its investment in marketable securities. Both represent the purchase or sale of productive assets, namely financial interest bearing assets. Therefore, based on these paragraphs, the Company presented this information as Cash Outflows in Investing Activities on its Statement of Cash Flows. Additionally, the Company considered paragraphs 20 and 23 of FAS 95 and concluded that this investment does not meet the requirements of either financing or operating activities.

Item 4. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 52

Comment 5:  We note the changes made to your disclosures in response to prior comment number 1. You continue to disclose your “effective” conclusion, but do not indicate that this conclusion is at the “reasonable assurance level.”  Please revise your disclosures to comply with the guidance in Section II.F.4 of SEC Release 33-8238.

Response

At the end of the second paragraph of Item 4 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the Company stated that “management, however, believes our disclosure controls and procedures are in fact effective to provide reasonable assurance that the objectives of the control system are met.”  The Company understands that staff of the SEC interprets Section II.F.4 of SEC Release No. 33-8238 to require that the Company provide a statement that the control system functions at the reasonable assurance level as part of management’s conclusion regarding the evaluation of its controls. Accordingly, the Company will modify its disclosure consistent with staff’s guidance in its future filings with the Commission. For example, the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 states as follows:

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that, based on the evaluation of these controls and procedures, our disclosure controls and procedures were effective at the reasonable assurance level.

General

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Michael A. Goldstein

Michael A. Goldstein,
Goldstein & DiGioia, LLP

Encl.

Cc:          William Marshall

Suren Pai

Roger Goldman

J. Edward Sheridan